Exhibit 4.13
RATIFICATION OF AMENDMENT TO THE
CARDINAL HEALTH 401(K) SAVINGS PLAN
FOR EMPLOYEES OF PUERTO RICO
(As Amended and Restated January 1, 2020)

Background Information

A.    Cardinal Health, Inc. (“Cardinal Health”) previously adopted and currently maintains the Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico (the “Plan”) for the benefit of eligible employees of Cardinal Health and its subsidiaries and affiliates.

B.    Section 11.02 of the Plan provides that the Plan may be amended at any time through a written resolution adopted or approved by the Financial Benefit Plans Committee (“FBPC”) with respect to any amendment that, when aggregated with any other amendment or amendments approved on the same date, is reasonably expected to have an annual financial impact on Cardinal Health of $5 million or less.

C.    The FBPC previously concluded that the amendment described below was reasonably expected to have an annual financial impact on Cardinal Health of less than $5 million.

D.    The FBPC desires to ratify and confirm that it amended the Plan effective as of December 1, 2017, as described in written instructions signed by an authorized representative of the Plan and provided to the Plan’s recordkeeper, to make available certain relief for eligible participants affected by Hurricane María, in accordance with Puerto Rico Treasury Department (“PR Treasury”) Administrative Determination No. 17-29, as expanded and clarified by PR Treasury Administrative Determination No. 18-02 PR Treasury Administrative Determination No. 18-13.

Ratification of Amendment to the
Cardinal Health 401(k) Savings Plan for Employees of Puerto Rico

The FBPC hereby ratifies and confirms that the Plan was amended as set forth below, effective as of the date indicated below.

1.Effective as of December 1, 2017, a Section 5.18 was added to the Plan, as follows:

“Section 5.18.    HURRICANE MARIA DISTRIBUTIONS – LUMP-SUM PAYMENTS. Effective as of December 1, 2017, an eligible Participant, Beneficiary or alternate payee may request, in the manner specified by the Plan Administrator, that all or a portion of a total distribution (lump-sum payment) from the Plan be treated as an “Eligible Distribution” to cover damages, losses, and/or extraordinary expenses resulting from Hurricane María in accordance with all the conditions, limitations and requirements established by the Puerto Rico Treasury Department Administrative Determination No. 17-29 of November 15, 2017, as clarified and expanded by the Puerto Rico Treasury Department Administrative Determination No. 18-02 of January 17, 2018, and the Puerto Rico Treasury Department Administrative Determination No. 18-13 of July 31, 2018.”

2.Effective as of December 1, 2017, Section 6.06 was added to the Plan, as follows:

“Section 6.06.    HURRICANE MARIA DISTRIBUTIONS – IN-SERVICE WITHDRAWALS. Effective as of December 1, 2017, an eligible Participant may apply, in the manner prescribed by the Plan Administrator, for a withdrawal from the Plan to cover damages, losses and/or extraordinary expenses resulting from Hurricane María in accordance with all the conditions, limitations and requirements for “Eligible Distributions” established by the Puerto Rico Treasury Department Administrative Determination No. 17-29 of November 15, 2017, as clarified and expanded by the Puerto Rico Treasury Department Administrative Determination No. 18-02 of January 17, 2018, and the Puerto Rico Treasury Department Administrative Determination No. 18-13 of July 31, 2018.”

3.    All other provisions of the Plan shall remain in full force and effect.

CARDINAL HEALTH, INC.
FINANCIAL BENEFIT PLANS COMMITTEE

By: /s/ Kendell F. Sherrer

Its: VP, Benefits

Date:     June 18, 2020